

April 13, 2017

<u>Via E-Mail</u>

Meagan M. Reda
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

   Re: Taubman Centers, Inc.
     PRRN14A filed on April 6, 2017
     Filed by Land & Buildings Capital Growth Fund, LP et al.
     File No. 1-11530

Dear Ms. Reda:

   The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above and the accompanying response letter of the same date. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

   Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed April 6, 2017

General

1. We note your response to comment 2 in our first comment letter dated April 4, 2017. Even if we were to concur in your analysis that the press releases and other materials were not required to be filed as proxy materials when they were initially disseminated because such use precedes your nominations of director candidates, those materials are now included on a Web site (www.savetaubman.com) that you cite in the proxy statement and to which you direct shareholders in connection with the current solicitation. Therefore, those materials must be filed as soliciting materials, along

with any appropriate legends required by Rule 14a-12. Advise how you will include the appropriate legends required by that Rule on such materials that appear on the Web site. In addition, please provide supplemental support for the factual assertions that appear in the materials posted there, including the investor presentation slides from October 2016. We may have further comments after reviewing these supporting materials.

We are Concerned with the Company's Poor Operating Performance, page 7

2. We note the revisions you have made to the charts on pages 6-8 in response to comment 6 in our first comment letter; however, we continue to have concerns about the presentation of this information under Rule 14a-9, where by your own admission in revised footnote 2 on page 7, the relevant peer group companies may not disclose such metrics and where you are estimating that information as a result. For example, the footnote indicates that the charts reflect your analysis, without a description of the underlying assumptions or methods used to arrive at the stated figures. In addition, you do not identify the individual numbers you are using, on an item-by-item basis, including those which are based on your estimates versus actual peer company disclosures. The footnote or other qualifying disclosure does not explain how you arrived at any estimates for information not disclosed by the relevant peer companies. Please revise or delete. If you believe this information can be revised and presented in a manner that is not misleading in compliance with Rule 14a-9, we would expect much more prominent disclosure in the text itself regarding the limitations on the charted information, along with more fulsome disclosure of the underlying bases for the information presented.

We are Concerned with the Company's Poor Corporate Governance, page 8

3. Revise the third paragraph in this section to clarify that a majority of the Company's shareholders who voted in 2007 and 2008 (versus an outright majority of shareholders) voted to declassify the Board.

4. Refer to the second paragraph on page 10 where you raise concerns about the alleged pledge of more than one-third of the Taubman Family's operating membership units as loan collateral. Please update this figure to reflect the disclosure concerning pledges in the Company's proxy statement filed March 31, 2017, or explain in your revised proxy statement how you arrived at the one-third figure you cite.

Proposal No. 1 – Election of Directors

5. Item 5(b) of Schedule 14A requires all participants in the solicitation to describe their interests in it. Pursuant to this Item requirement, describe Mr. Elson's additional dealings with Land & Buildings. For example, we understand that he has also been a

nominee for Land & Buildings with respect to other public companies, and in this context, has entered into additional indemnification agreements with Land & Building. Further, we understand that he has served as a paid consultant for Land & Building. Please revise to disclose.

Proposal Nos. 3 and 4, page 15-16

6. When you revise the proxy statement to articulate how you recommend that shareholders vote for both of these proposals, explain the reasons for these recommendations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions